

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Richard L. Fletcher
President and Chief Executive Officer
Bigfoot Project Investments Inc.
570 El Camino Real NR-150
Redwood City, CA 94063

> **Re: Bigfoot Project Investments Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 11, 2014**
> **File No. 333-186706**

Dear Mr. Fletcher:

We have reviewed your response to our prior comment letter dated September 25, 2014 and have the following additional comments.

Prospectus Cover Page

1. We note your disclosure that "maximum offering expenses" are expected to be $3,000. Please reconcile with your disclosure on page 7 which states that offering expenses are approximately $27,209.

Risk Factors, page 8

2. We note that you have an outstanding promissory note of $484,029 due January 31, 2015. The promissory note also appears to be held by a related party. Please revise to include a risk factor discussing this promissory note and any associated risks. Please also file a copy of this promissory note as a material contract.

Business, page 18

The Bigfoot Media Projection, page 21

3. We note your response to our prior comment 15 and reissue in part. Please file a copy of the license agreement/distribution agreement with The Bosko Group as a material contract.

Current Proposed Bigfoot 3D Project Plan, page 22

4. We note your disclosure in the second paragraph that management "believes this investment is a no risk, break even return." Given the risk factors contained on pages 8-14, please provide a basis for such statement or remove such disclosure here and similar disclosure on page 31.

Our Plan with The Bosko Group Projected Revenue Streams, page 24

5. We note that you have generated limited revenues and net losses to date. Please provide a reasonable basis for the revenue projections from The Bosko Group or remove such disclosures here. Please also revise comparable disclosure from the Management's Discussion and Analysis or Plan of Operation section on pages 31-37 accordingly.

Management's Discussion and Analysis or Plan of Operation, page 31

Plan of Operations, page 31

6. Please revise to include a detailed plan of operations for the next 12 months. In particular, please discuss your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. We note that the Use of Proceeds section on page 14 details different funding scenarios. If alternate plan of operations will be pursued at different funding levels (10%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations.

Liquidity and Capital Resources, page 38

7. Please refer to the second paragraph. We note your disclosure that you "will not be using any of the proceeds of the offering to repay money advanced to [you] by any of [your] officers and directors." Please reconcile such statement with the following sentence which states that you "received a loan of $9,000 from Gretta Goth a shareholder and director… it is to be repaid upon the company raising funds in an offering."

Note 1: Summary of Significant Accounting Policies, page F-8

Revenue Recognition

8. Your revision in response to our prior comment 29 to your revenue recognition policy refers to commissions from resale of tickets for concerts, sporting and other entertainment events. These sources of revenue do not apply to your business. Please revise.

Exhibits, page II-2

9. Please file a copy of the asset transfer agreement with Searching for Bigfoot Inc. Refer to Item 601(b)(2) of Regulation S-K.

Signatures, page II-4

10. Please revise the second half of your signature page to include the signature of your controller or principal accounting officer and at least a majority of your board of directors. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1. With respect to director signatures, we note that you appear to have seven directors and only three have signed.

Exhibit 5.1

11. Please have counsel revise its opinion to remove references related to selling shareholders. In this regard, we note that the registration statement no longer registers an offering by any selling shareholders.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Abby L. Ertz, Esq.